Date: June 13, 2025
Title: We Made the Right Call !

Dear {Firstname},

Our Netcapital campaign closed on June 6, 2025, after just one month with only $26K. We quickly realized that we had reached all the investors that were active, and that we weren't going to get any new ones.

Since then, we have moved our fund-raising to Wefunder, and in ONE week we received **$45,000** in Investment Reservations from "Friends & Family" which includes you.

That $45K is from **'testing the waters'** (TTW) on the Wefunder platform to gauge investor interest in another Power Hero Reg CF offering on **Wefunder's [1]crowdfunding** platform. In contrast to Netcapital, Wefunder has a much larger base of **1,500,000** investors.

This TTW phase is simply to obtain your indication of interest and is NOT an obligation of any kind. No money or any part of your reservation will be sent to Power Hero. Please also note that no money is being solicited by Power Hero currently. Your reservation is merely being recorded by Wefunder as an indication of your interest to invest in Power Hero. Only when we file an SEC Form C which will be processed through Wefunder's platform will we be offering you to buy securities and only then are we allowed to accept your offers. Meanwhile, we invite you to view our campaign information and reserve your interest in Power Hero below.

As you might expect, there are Early Bird opportunities, and you are getting an advance "Friends & Family" preview before we open the invitation to the public. I have already reserved $15K this time which will bring my total investments in Power Hero above $450K.

Obviously, Wefunder's 1,500,000 investor base had a HUGE influence on our move to Wefunder,

The Minimum reservation amount on Wefunder is $100. I thought you might be more encouraged of our goal of achieving revenues this year with our move to Wefunder.

RESERVE your interest here.

Esmond Goei
Founder & Executive Chairman
Power Hero

[1] https://kingscrowd.com/funding-report-for-april-2025/